MERUS LABS INTERNATIONAL INC. SUBSIDIARY SIGNS

PRODUCT ACQUISITION LETTER OF INTENT

Toronto, August 7, 2014 – Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce today that one of its wholly owned subsidiaries has signed a letter of intent to acquire the rights to manufacture, market, and sell a branded prescription medicine product in certain European countries. The product is being divested by a large multinational pharmaceutical company. In the calendar year 2013, the product had net sales of approximately US$28 million in the applicable European territories.

“We are pleased to sign this letter of intent as the addition of this product will substantially increase the revenues and associated EBITDA of the Company, as well as, bring further scale and diversity to our existing product portfolio. Merus management will continue to work diligently towards the successful completion of this transaction.” said Elie Farah, President and CEO of Merus Labs International Inc.

The letter of intent is non-binding except that, in conjunction with its execution the Company has paid US$2 million as an exclusivity payment and has the right to extend the exclusivity by making an additional payment of US1 million. Subject to negotiation of definitive agreements and the necessary corporate approvals of both companies, the transaction is expected to close on or before September 30, 2014.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

Forward Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934 and include such statements as: the execution of definitive agreements further to the letter of intent, the acquisition of the product broadening the Company’s existing product portfolio; the prospective increase in revenues and EBITDA of the Company, expanding its geographic focus; bringing scale to its business; completing the transaction. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation of the sale and pricing of pharmaceutical products. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Elie Farah
Chief Executive Officer

Tel: (416)593-3701
efarah@meruslabs.com

Andrew Patient
Chief Financial Officer

Tel: (416)593-3725
apatient@meruslabs.com